# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QuantaSing Group Ltd, CIK 0001932770
CUSIP: 74767N107
Title of class of securities: American Depositary Shares (ADS), each representing Three Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2/F, Building D, Ronsin Technology Center, CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 06/25/2025
Amends the filing with accession number 0001104659-23-119487
Filed by CIK 0001660061
Persons authorized to receive notices and communications: Andre G. Levi, 2420 Sand Hill Road, Suite 200, Menlo Park, California (CA), 94025, (650) 233-1400; Christopher Partin, Esq., c/o Gunderson Dettmer, 550 Allerton Street, Redwood City, California (CA), 94063, (650) 321-2400; Tessa DeJong, Esq., c/o Gunderson Dettmer, 550 Allerton Street, Redwood City, California (CA), 94063, (650) 321-2400

## Reporting persons
- DCM Ventures China Fund (DCM VIII), L.P. ("Main Fund VIII") (CIK 0001660061): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 22,007,410; shared voting power 0; sole dispositive power 22,007,410; shared dispositive power 0; aggregate amount beneficially owned 22,007,410 (19.3% of the class)
  Comment: Note to Row 7: 22,007,410 Class A ordinary shares (represented by 7,335,803 ADSs), except that DCM VIII DGP, the general partner of Main Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7
  
  Note to Row 9: 22,007,410 Class A ordinary shares (represented by 7,335,803 ADSs), except that DCM VIII DGP, the general partner of Main Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9
- DCM VIII, L.P. ("Side Fund VIII") (CIK 0001660062): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,820,446; shared voting power 0; sole dispositive power 1,820,446; shared dispositive power 0; aggregate amount beneficially owned 1,820,446 (1.6% of the class)
  Comment: Note to Row 7: 1,820,446 Class A ordinary shares (represented by 606,815 ADSs), except that DCM VIII DGP, the general partner of Side Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7
  
  Note to Row 9: 1,820,446 Class A ordinary shares (represented by 606,815 ADSs) except that DCM VIII DGP, the general partner of Side Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9
- DCM Affiliates Fund VIII, L.P. ("Affiliates Fund VIII") (CIK 0001669017): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 542,533; shared voting power 0; sole dispositive power 542,533; shared dispositive power 0; aggregate amount beneficially owned 542,533 (0.5% of the class)
  Comment: Note to Row 7: 542,533 Class A ordinary shares (represented by 180,844 ADSs), except that DCM VIII DGP, the general partner of Affiliates Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7
  
  Note to Row 9: 542,533 Class A ordinary shares (represented by 180,844 ADSs), except that DCM VIII DGP, the general partner of Affiliates Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9
- DCM Investment Management VIII, L.P. ("DCM VIII DGP") (CIK 0001660060): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 24,370,389; shared voting power 0; sole dispositive power 24,370,389; shared dispositive power 0; aggregate amount beneficially owned 24,370,389 (21.4% of the class)
  Comment: Note to Row 7: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to vote these shares, except that DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7
  
  Note to Row 9: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to dispose these shares, except that DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have dispositive power to dispose these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to dispose these shares.
  
  Note to Row 10: See Row 9
- DCM International VIII, Ltd. ("DCM VIII UGP") (CIK 0001660059): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 24,370,389; shared voting power 0; sole dispositive power 24,370,389; shared dispositive power 0; aggregate amount beneficially owned 24,370,389 (21.4% of the class)
  Comment: Note to Row 7: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. DCM VIII UGP is the general partner of DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have sole power to vote these shares, except DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to vote these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7
  
  Note to Row 9: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. DCM VIII UGP is the general partner of DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have sole power to dispose these shares, except DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to dispose these shares, and Bonner, Lin and Levi, the directors of DCM VIII UGP, may be deemed to have shared power to dispose these shares.
  
  Note to Row 10: See Row 9
- Matthew C. Bonner ("Bonner") (CIK 0002001775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,370,389; sole dispositive power 0; shared dispositive power 24,370,389; aggregate amount beneficially owned 24,370,389 (21.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Bonner is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Bonner is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to dispose these shares.
- F. Hurst Lin ("Lin") (CIK 0002002613): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,370,389; sole dispositive power 0; shared dispositive power 24,370,389; aggregate amount beneficially owned 24,370,389 (21.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Lin is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Lin is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to dispose these shares.
- Andre G. Levi ("Levi"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,370,389; sole dispositive power 0; shared dispositive power 24,370,389; aggregate amount beneficially owned 24,370,389 (21.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Levi is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 24,370,389 Class A ordinary shares (represented by 8,123,463 ADSs) of which 22,007,410 shares are held by Main Fund VIII, 1,820,446 shares are held by Side Fund VIII and 542,533 shares are held by Affiliates Fund VIII. Levi is a director of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to dispose these shares.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares (ADS), each representing Three Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: QuantaSing Group Ltd
Address of issuer's principal executive offices: 2/F, Building D, Ronsin Technology Center, CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Comment: This Amendment No. 2 ("Amendment No. 2") amends and restates the Schedule 13D that was originally filed on November 17, 2023 (the "Original Schedule 13D") as amended and restated by Amendment No. 1 filed with the Securities and Exchange Commission (the "SEC") on February 14, 2025. This Amendment No. 2 relates to the Class A ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of QuantaSing Group Limited, a Cayman Islands exempted company (the "Issuer"). This Amendment No. 2 is being filed to reflect the disposition of Class A ordinary shares by Main Fund VIII, Side Fund VIII and Affiliates Fund VIII. Based on the number of outstanding shares as of June 30, 2025 as disclosed by the Issuer to DCM VIII UGP, such sales resulted in an decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 1. The Issuer's principal executive offices are located at 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing 100102, People's Republic of China. The Issuer's ADSs each represent three Ordinary Shares. The Reporting Persons (as defined below) beneficially own Ordinary Shares. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Fund (DCM VIII), L.P., a Cayman Islands exempted limited partnership, (ii) DCM VIII, L.P., a Cayman Islands exempted limited partnership, (iii) DCM Affiliates Fund VIII, L.P., a Cayman Islands exempted limited partnership, (iv) DCM Investment Management VIII, L.P., a Cayman Islands exempted limited partnership, (v) DCM International VIII, Ltd., a Cayman Islands exempted company, (vi) Matthew C. Bonner, a citizen of the United States, (vii) F. Hurst Lin, a citizen of the United States and (viii) Andre G. Levi, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the "Reporting Persons").
Residence or business address: The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.
Present principal occupation or employment: Main Fund VIII, Side Fund VIII, and Affiliates Fund VIII are venture capital funds. DCM VIII DGP is the general partner of each of Main Fund VIII, Side Fund VIII, and Affiliates Fund VIII and DCM VIII UGP is the general partner of DCM VIII DGP. Bonner, Lin and Levi are the directors of DCM VIII UGP (collectively, the "Directors").
Criminal convictions in the last five years: None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (i) Main Fund VIII is a Cayman Islands exempted limited partnership, (ii) Side Fund VIII is a Cayman Islands exempted limited partnership, (iii) Affiliates Fund VIII is a Cayman Islands exempted limited partnership, (iv) DCM VIII DGP is a Cayman Islands exempted limited partnership, (v) DCM VIII UGP is a Cayman Islands exempted company, (vi) Bonner is a citizen of the United States, (vii) Lin is a citizen of the United States and (viii) Levi is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 23, 2018 and June 7, 2018, Main Fund VIII entered into a Share Subscription Agreement with the Issuer to acquire an aggregate of 20,153,473 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $3,627,617.77 and 4,590,654 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $2,610,345.97. All of the preferred shares held by Main Fund VIII were converted, in connection with the Offering on January 24, 2023, as Ordinary Shares on the basis of one preferred share for each Ordinary Share.

On April 23, 2018 and June 7, 2018, Side Fund VIII entered into a Share Subscription Agreement with the Issuer to acquire an aggregate of 1,667,089 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $300,075.35 and 379,737 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $215,926.74. All of the preferred shares held by Side Fund VIII were converted, in connection with the Offering on January 24, 2023, as Ordinary Shares on the basis of one preferred share for each Ordinary Share.

On April 23, 2018 and June 7, 2018, Affiliates Fund VIII entered into a Share Subscription Agreement with the Issuer to acquire an aggregate of 496,556 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $89,379.88 and 113,108 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $64,315.68. All of the preferred shares held by Affiliates Fund VIII were converted, in connection with the Issuer's Offering on January 24, 2023, as Ordinary Shares on the basis of one preferred share for each Ordinary Share.

On January 24, 2023, each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII acquired an aggregate of 400,000 ADSs representing 1,200,000 Ordinary Shares in the aggregate for a purchase price of $12.50 per ADS for an aggregate purchase price of $5,000,000 with Main Fund VIII acquiring 1,083,660 Ordinary Shares, Side Fund VIII acquiring 89,640 Ordinary Shares and Affiliates Fund VIII acquiring 26,700 Ordinary Shares.

On March 26, 2024, Main Fund VIII purchased 22,754 ADSs representing 68,262 Ordinary Shares, Side Fund VIII purchased 1,882 ADSs representing 5,646 Ordinary Shares and Affiliates Fund VIII purchased 561 ADSs representing 1,683 Ordinary Shares at a price of $4.1396 per share, or $104,305.50 in the aggregate, in an open market purchase.

On March 27, 2024, Main Fund VIII purchased 16,499 ADSs representing 49,497 Ordinary Shares, Side Fund VIII purchased 1,365 ADSs representing 4,095 Ordinary Shares and Affiliates Fund VIII purchased 406 ADSs representing 1,218 Ordinary Shares at a price of $4.1539 per share, or $75,891.75 in the aggregate, in an open market purchase.

On March 28, 2024, Main Fund VIII purchased 41,863 ADSs representing 125,589 Ordinary Shares, Side Fund VIII purchased 3,463 ADSs representing 10,389 Ordinary Shares and Affiliates Fund VIII purchased 1,031 ADSs representing 3,093 Ordinary Shares at a price of $4.0974 per share, or $189,943.17 in the aggregate, in an open market purchase.

On June 25, 2025, Main Fund VIII sold 71,641 ADSs representing 214,923 Ordinary Shares, Side Fund VIII sold 5,926 ADSs representing 17,778 Ordinary Shares and Affiliates Fund VIII sold 1,765 ADSs representing 5,295 Ordinary Shares at a price of $9.2065 per share, or $730,370.06 in the aggregate, in an open market sale.

On June 26, 2025, Main Fund VIII sold 98,199 ADSs representing 294,597 Ordinary Shares, Side Fund VIII sold 8,123 ADSs representing 24,369 Ordinary Shares and Affiliates Fund VIII sold 2,420 ADSs representing 7,260 Ordinary Shares at a price of $8.6348 per share, or $938,965.42 in the aggregate, in an open market sale.

On June 27, 2025, Main Fund VIII sold 1,184,735 ADSs representing 3,554,205 Ordinary Shares, Side Fund VIII sold 98,001 ADSs representing 294,003 Ordinary Shares and Affiliates Fund VIII sold 29,190 ADSs representing 87,570 Ordinary Shares at a weighted average price of $8.0597 per share, or $10,573,682,34 in the aggregate, in an open market sale. Such shares of ADS were sold in multiple transactions at prices ranging from $8.0511 to $8.1872. Each of Main Fund VIII, Side Fund VIII and Affiliates Fund III undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate the Issuer's financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Shareholders' Agreement, dated as of January 24, 2023, by and among the Issuer, Main Fund VIII, Side Fund VIII and Affiliates Fund VIII and certain other parties thereto.

Frank Hurst Lin is an Issuer director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 11 for each Reporting Person was calculated based upon 114,114,919 outstanding Ordinary Shares as of June 30, 2025 as disclosed by the Issuer to DCM VIII UGP.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 11 for each Reporting Person was calculated based upon 114,114,919 outstanding Ordinary Shares as of June 30, 2025 as disclosed by the Issuer to DCM VIII UGP.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of Main Fund VIII, Side Fund VIII, Affiliates Fund VIII and the amended and restated articles of memorandum and association of DCM VIII UGP and DCM VIII UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or shareholder.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Issuer, Main Fund VIII, Side Fund VIII and Affiliates Fund VIII and certain other investors entered into an Amended and Restated Shareholder's Agreement dated as of December 20, 2022, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Shareholder's Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Issuer's initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Shareholder's Agreement, a copy of which is filed as Exhibit 10.3 of the Issuer's F-1 filed with the SEC on December 20, 2022, which is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer's articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the SEC as Exhibit 10.3 to the Issuer's Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Issuer's initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Issuer, entered into Lock-Up Letters and a Lock-Up Side Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letters and Lock-Up Side Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 1 Agreement of Joint Filing

EXHIBIT 2 Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Issuer's F-1(file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)).

EXHIBIT 3 Lock-Up Letters entered into by and among the Issuer, the underwriters and certain others (incorporated by reference to Exhibit A of the Issuer's Underwriting Agreement which is Exhibit 1.1 of the Issuer's F-1 (file No. 333-268907), as amended, initially filed with the SEC on January 23, 2023)).

EXHIBIT 4 Amended and Restated Shareholders' Agreement between the Issuer and other parties thereto dated December 20, 2022 (incorporated herein by reference to Exhibit 4.4 to the Issuer's registration statement on Form F-1 (file no. 333-268907), as amended, initially filed with the SEC on December 20, 2022)

EXHIBIT 5 Form of Indemnification Agreement for Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Issuer's registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022).

EXHIBIT 6 Lock-Up Side Letter entered into by and among the Issuer, the underwriters and certain others.

## Signatures
- DCM Ventures China Fund (DCM VIII), L.P. ("Main Fund VIII"): /s/ Matthew C. Bonner, By DCM Investment Management VIII, L.P., its GP By DCM International VIII, Ltd., its GP Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- DCM VIII, L.P. ("Side Fund VIII"): /s/ Matthew C. Bonner, By DCM Investment Management VIII, L.P., its GP By DCM International VIII, Ltd., its GP Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- DCM Affiliates Fund VIII, L.P. ("Affiliates Fund VIII"): /s/ Matthew C. Bonner, By DCM Investment Management VIII, L.P., its GP By DCM International VIII, Ltd., its GP Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- DCM Investment Management VIII, L.P. ("DCM VIII DGP"): /s/ Matthew C. Bonner, By DCM International VIII, Ltd., its GP Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- DCM International VIII, Ltd. ("DCM VIII UGP"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- Matthew C. Bonner ("Bonner"): /s/ Matthew C. Bonner, Matthew C. Bonner (07/07/2025)
- F. Hurst Lin ("Lin"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
- Andre G. Levi ("Levi"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (07/07/2025)
Comment: * Signed pursuant to a Power of Attorney already on file with the appropriate agencies.